

Mail Stop 3561

February 26, 2010

Mr. Chris Trina
Chief Executive Officer
Transfer Technology International Corp.
2203 North Lois Avenue
Suite 704
Tampa, FL 33607

> **Re: Transfer Technology International Corp.**
> **Item 4.02 Form 8-K**
> **Filed November 23, 2009**
> **File No. 000-27131**

Dear Mr. Trina:

We have reviewed your supplemental response letter dated February 3, 2010 as well as your filing and have the following comments.

Item 4.02 Form 8-K

1.   We note your response to comment one of our letter dated November 24, 2009. We reissue our prior comment. You indicated in your response you will file an amended Form 8-K within two days of filing your response. As of the date of this letter no amendment has been filed. Please file an amendment to your Item 4.02 Form 8-K as soon as possible. Further, we do not concur with your approach to revise the quarterly historical 2009 financial statements in your 2010 quarterly filings. In this regard, please amend your quarterly reports for fiscal year 2009 accordingly.

2.   We note your responses to comments two, three, and four of our letter dated November 24, 2009. Please amend your Item 4.02 Form 8-K to clarify your disclosures accordingly.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. If you have any questions regarding these comments, please direct them to me at (202) 551-3339. In my absence, you may direct your questions to Andrew Mew, Accounting Branch Chief, at (202) 551-3377.

Sincerely,

Robert Babula
Staff Accountant